Chunghwa Telecom

August 09, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jul 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Jul	Net sales	18,633,180	18,782,183	(-)149,003	(-)0.79%

Jan-Jul	Net sales	131,088,129	128,666,554	(+)2,421,575	(+)1.88%

b                  Trading purpose : None